Exhibit 4.1

(TRANSLATION)

LIABILITY LIMITATION AGREEMENT

Matsushita Electric Industrial Co., Ltd. (the “Company”) and Masayuki Oku (the “Director”) hereby enter into an agreement as set forth below.

The liability of the Director for damages incurred by the Company in performing his or her duties as an outside director under Article 423, Paragraph 1 of the Company Law shall be limited to the aggregate of the amounts specified in each item of Article 425, Paragraph 1 of the Company Law, provided that the Director has performed such duties in good faith and without gross negligence.

IN WITNESS WHEREOF, two (2) originals of this Agreement have been executed, and each of the Company and the Director has affixed its seal hereto and retains one (1) original hereof.

June 26, 2008

Company:	Kunio Nakamura, Chairman of the Board (seal) Matsushita Electric Industrial Co., Ltd. (corporate seal) 1006, Oaza Kadoma, Kadoma-shi, Osaka

Director:	Masayuki Oku 19-5, Hakusan 5-chome, Bunkyo-ku, Tokyo (seal)